

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2025

Aaron Rosenberg
Chief Financial Officer
BeOne Medicines Ltd.
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay

> **Re: BeOne Medicines Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 001-3786**

Dear Aaron Rosenberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences